UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

4/1/02 PE

For the month of April 2002

De Rigo S.p.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's businesses include its automotive, automotive-related and other sectors, and its outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting these businesses. Forward-looking statements with regard to the Group's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect consumers' confidence, including worldwide demand for automotive and automotive-related products, factors affecting the agricultural business including commodities prices, weather, and governmental farm programs; general economic conditions in each of the Group's markets; legislation, particularly that relating to automotive-related issues, agriculture, the environment, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

For further information, please contact:
Maurizio Dessolis
Chief Financial Officer
Tel. 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

8th April 2002
FOR IMMEDIATE RELEASE

DE RIGO

ANNOUNCES 50.4% EARNINGS GROWTH IN 2001

De Rigo, one of the world's leading manufacturers and distributors of premium eyewear, today announced that its net income increased by 50.4% to EUR 21.2 m (Usd 18.7 m)[1] in 2001, as compared with net income of EUR 14.1 m (Usd 12.4 m) in 2000. Highlights of the Group's unaudited preliminary consolidated 2001 results include:

- Net sales increased by 10.7% to EUR 505.3 m (Usd 445.6 m) from EUR 456.6 m (Usd 402.6 m) in 2000
- EBITDA increased by 16.4% to EUR 58.9 m (Usd 51.9 m) from EUR 50.6 m (Usd 44.6 m) in 2000 and represented 11.7% of net sales, as compared with 11.1% last year.
- EBIT before goodwill amortization increased by 25.0% to EUR 37.5 m (Usd 33.1 m) from EUR 30.0 m (Usd 26.5 m) in 2000 and represented 7.4% of net sales, as compared with 6.6% last year.
- EBIT increased by 31.2% to EUR 31.1 m (Usd 27.4 m) from EUR 23.7 m (Usd 20.9 m) in 2000 and represented 6.2% of net sales, as compared with 5.2% last year.
- Net Income increased by 50.4% to EUR 21.2 m (Usd 18.7 m) from EUR 14.1 m (Usd 12.4 m) in 2000 and represented 4.2% of net sales, as compared with 3.1% last year.
- Management will recommend to the shareholders that they increase the dividend per share payable in respect of fiscal 2001 by 11.9% to EUR 0.13 (Usd 0.11) from EUR 0.1162 (Usd 0.10) last year.

The positive results posted by the Group in 2001 reflected the contribution of each of the Company's three business divisions: Wholesale & Manufacturing, Retail and EID.

The following tables summarizes the principal results of the Group's business divisions for the periods indicated in millions of EUR:

Group's Business Divisions	SALES		EBITDA[2]		EBIT BEFORE GOODWILL AMORTISATION		EBIT[3]	
	2000	*2001*	*2000*	*2001*	*2000*	*2001*	*2000*	*2001*
Wholesale & Manufacturing	105.1	133.2	12.2	16.0	8.3	12.1	7.7	11.8
Retail	340.1	358.4	36.7	40.9	21.2	25.0	15.5	18.9
EID	23.6	32.1	1.7	2.0	0.5	0.4	0.5	0.4
Intercompany Eliminations	*-12.2*	*-18.4*	-	-	-	-	-	-
Total	**456.6**	**505.3**	**50.6**	**58.9**	**30.0**	**37.5**	**23.7**	**31.1**
Growth		**10.7%**		**16.4%**		**25.0%**		**31.2%**

[1] *The Group considers its results in Euro to be a more accurate measure of its financial performance, due to the distortional effect of currency translations. The results reported in USD are converted from Euro using the exchange rate as fixed by the European Central Bank on April 4th, 2002 of EUR 1 =Usd 0.8818. Historical results have been converted from Italian Lire into Euro at the official exchange rate fixed by the European Central Bank of EUR 1 = Lit. 1,936.27. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy*

[2] *The Group now calculates EBITDA as being equal to EBIT (earnings before interest and taxes) plus depreciation and amortization. In 2000, the Group included non-cash items in EBITDA, and the result presented here for 2000 has been recalculated on the new basis. Including other non cash items, EBITDA would have been EUR 65.3 m in 2001 and EUR 56.1 m in 2000.*

[3] *Beginning in 2001, the Group has included some intersegment expenses and revenues, as well as goodwill amortization arising from acquisitions, in each division's respective results. The EBIT result of each division presented here for 2000 have been recalculated on the same basis.*

Wholesale & Manufacturing

Net sales of the Wholesale & Manufacturing division increased by 26.7% to EUR 133.2 m (Usd 117.5 m), as compared with EUR 105.1 m (Usd 92.7 m) in 2000. The increase in net sales reflected the success of the Group's luxury/designer brands as well as Police brand in a number of European markets and in the Far East and was also a consequence of increases in the division's sales to EID and the Group's retail companies.

EBITDA increased by 31.1% to EUR 16.0 m (Usd 14.1 m) from EUR 12.2 m (Usd 10.8 m) in 2000 and represented 12.0% of net sales, as compared with 11.6% last year. The growth in EBITDA, both in absolute terms and as a percentage of sales, was primarily attributable to the growth in net sales and a higher gross margin reflecting increased sales of premium-priced eyewear.

EBIT before goodwill amortization increased by 45.8% to EUR 12.1 m (Usd 10.7 m) from EUR 8.3 m (Usd 7.3 m) in 2000 and represented 9.1% of net sales, as compared with 7.9% last year. EBIT increased by 53.2% to EUR 11.8 m (Usd 10.4 m) from EUR 7.7 m (Usd 6.8 m) in 2000 and represented 8.9% of net sales, as compared with 7.3% last year. The division's EBIT results grew at a faster rate than its EBITDA, as depreciation and amortization expenses declined as a percentage of sales as a result of the increase in net sales.

The division reported very positive results nothwithstanding the negative impact of the Argentine crisis: the Group's Argentine subsidiary posted an operating loss of EUR 1.2 m (USD 1.1 m) and non recurring expenses of EUR 1.2 m (USD 1.1 m) in 2001, as compared with an operating loss of EUR 0.2 m (USD 0.2 m) and no non recurring expenses last year.

Retail

Net sales of the retail division increased by 5.4% to EUR 358.4 m (Usd 316.0 m), as compared with EUR 340.1 m (Usd 299.9 m) in 2000. The growth in net sales primarily reflected same-store sales growth of 3.7% at Dollond & Aitchison ("D&A"), the Group's British retail chain, and of 2.6% at General Optica ("GO"), the Group's Spanish retail chain, the opening of 14 new shops by GO and the consolidation for a full year of GO, which was consolidated for 11 months in 2000 following its acquisition by De Rigo in February.

EBITDA increased by 11.4% to EUR 40.9 m (Usd 36.1 m) from EUR 36.7 m (Usd 32.4 m) in 2000 and represented 11.4% of net sales, as compared with 10.8% last year. The growth in EBITDA in absolute terms and as a percentage of sales was primarily due to the improved profitability of D&A, which increased EBITDA by 15.5%, reflecting the success of its restructuring program. GO also contributed very positive results, posting an EBITDA margin of 16.7% on increased sales.

EBIT before goodwill amortization increased by 17.9% to EUR 25.0 m (Usd 22.0 m) from EUR 21.2 m (Usd 18.7 m) in 2000 and represented 7.0% of net sales, as compared with 6.2% last year. EBIT increased by 21.9% to EUR 18.9 m (Usd 16.7 m) from EUR 15.5 m (Usd 13.7 m) in 2000 and represented 5.3% of net sales, as compared with 4.6% last year. The division's EBIT results grew at a faster rate than its EBITDA primarily as a result of a decline in depreciation expenses at D&A related to its July 2001 sale of all of the assets of two lens producing facilities to BBGR ltd., a member of the Essilor Group, and the simultaneous conclusion of a long term supply agreement between the parties.

EID

Net sales of EID, the Group's joint-venture with the Prada Group for the marketing and distribution of Prada-branded eyewear, increased by 36.0% to EUR 32.1 m (Usd 28.3 m), as compared with EUR 23.6 m (Usd 20.8 m) in 2000.

EBITDA increased by 17.6% to EUR 2.0 m (Usd 1.8 m), as compared with EUR 1.7 m (Usd 1.5 m) in 2000. EBIT decreased to EUR 0.4 m (Usd 0.4 m), as compared with EUR 0.5 (Usd 0.4 m) in 2000. EID's operating results reflect the division's high operating leverage, as the Group structures EID to support a higher level of sales. EID is implementing a new distribution organization with the goal of reducing operating expenses and increasing sales efficiency.

Additional Information

- Net income adjusted for the effect of the amortization of goodwill increased by 34.6% to EUR 27.6 m (Usd 24.3 m) from EUR 20.5 m (Usd 18.1 m) in 2000, with the adjusted total equaling 5.5% of net sales (4.5% in 2000).

- *Earnings per share* were EUR 0.48 (Usd 0.42) on a weighted average total of 44.6 million outstanding shares, an increase of 50.0% as compared with EUR 0.32 (Usd 0.28) on a weighted average total of 44.5 million outstanding shares in 2000. Earnings per share before the amortization of goodwill were EUR 0.62 (Usd 0.55), an increase of 34.8% as compared with EUR 0.46 (Usd 0.41) in 2000.

- *Income taxes* amounted to EUR 6.6 m (Usd 5.8 m), as compared with EUR 6.9 m (Usd 6.1 m) in 2000. The Group's income was taxed at an effective rate of 24.3% in 2001, as compared with an effective rate of 31.7% last year. The decrease in the effective tax rate was primarily due to the higher portion of earnings attributable to Italian companies that benefited from favorable tax treatment. Excluding the effect of the amortization of goodwill, the effective tax rate in 2001 would have been 19.6% (24.5% in 2000).

- *Operating capital expenditures* in 2001 were EUR 28.2 m (Usd 24.9 m), as compared with EUR 28.2 in 2000, and were largely related to opening of 14 new shops by GO and refitting costs at certain of D&A's stores.

- *Net operating working capital* at December 31, 2001 was EUR 44.2 m (Usd 39.0 m), as compared with EUR 21.2 m (Usd 18.7 m) at December 31, 2000. Inventories increased to EUR 73.3 m (Usd 64.6 m), from EUR 53.3 m (Usd 47.0 m) at December 31, 2000. Accounts receivable increased to EUR 70.9 m (Usd 62.5 m) from EUR 58.1 m (Usd 51.2 m) at year-end 2000. The increase in net working capital is primarily connected to increased sales of the Wholesale & Manufacturing division following its launch of new luxury brands and the opening of three new Far-Eastern distribution subsidiaries in Japan, Hong Kong and Singapore, as well as an increasing focus of GO on sales of sunglasses.

- At the end of 2001, *the net debt position* of the De Rigo Group was EUR 64.5 m (Usd 56.9 m), as compared to net debt of EUR 49.7 m (Usd 43.8 m) at the end of 2000. The increase in the Group's net debt position primarily reflects capital expenditures and working capital needs connected to the Group's ongoing expansion.

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the Prada Group for the manufacture and distribution of Prada Eyewear and of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear.

DE RIGO S.p.A. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT
(In million of Euro / Dollars)

	2000	% of Net Sales	2001	% of Net Sales	% Change	2001 USD
NET SALES	456.6	100.0%	505.3	100.0%	10.7%	445.6
COST OF SALES	167.6	36.7%	184.3	36.5%	10.0%	162.6
GROSS PROFIT	289.0	63.3%	321.0	63.5%	11.1%	283.0
OPERATING EXPENSES:						
Advertising and Promotion Expenses	31.6	6.9%	35.5	7.0%	12.3%	31.3
Selling Expenses	197.0	43.1%	216.7	42.9%	10.0%	191.1
General and Administrative Expenses	36.7	8.0%	37.7	7.5%	2.7%	33.2
	265.3	58.1%	289.9	57.4%	9.3%	255.6
INCOME FROM OPERATIONS	23.7	5.2%	31.1	6.2%	31.2%	27.4
OTHER (INCOME) EXPENSES						
Interest Expense	5.4	1.2%	4.2	0.8%	-22.2%	3.7
Interest Income	(2.3)	-0.5%	(1.0)	-0.2%	-56.5%	(0.9)
Other (Income) Expenses, Net	(1.2)	-0.3%	0.7	0.1%	-158.3%	0,6
	1.9	0.4%	3.9	0.8%	105.3%	3.4
INCOME BEFORE TAXES	21.8	4.8%	27.2	5.4%	24.8%	24.0
INCOME TAXES	6.9	1.5%	6.6	1.3%	-4.3%	5.8
INCOME BEFORE MINORITIES	14.9	3.3%	20.6	4.1%	38.3%	18.2
Minority Interest	0.8	0.2%	(0.6)	-0.1%	-175.0%	(0.5)
NET INCOME	14.1	3.1%	21.2	4.2%	50.4%	18.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2002

DE RIGO S.p.A.

By: ______________________

Ennio De Rigo

Chairman of the Board of Directors